FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 11, 2006 regarding comment on the article posted today

2.	Press release dated October 11, 2006 regarding strengthening ties with clarion to bolster car information systems business

3.	Press release dated October 12, 2006 regarding extraordinary items on unconsolidated basis for the first half of fiscal 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: October 23, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi comments on the article posted today

Tokyo, October 11, 2006 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today commented on the article stating that Hitachi is acquiring Clarion Co., Ltd.(TSE:6796). The article is not based on any Hitachi’s announcement. Hitachi will announce it as soon as a decision is made.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Hitachi to Strengthen Ties With Clarion to Bolster

Car Information Systems Business

— Plan to Make Clarion a Subsidiary Through a Takeover Bid —

TOKYO, Japan, October 11, 2006 -— Hitachi, Ltd. (NYSE:HIT/TSE:6501; Hitachi) today announced that it has signed a basic agreement with Clarion Co., Ltd. (TSE:6796; Clarion) and decided to purchase additional shares of Clarion through a takeover bid (TOB).

Clarion’s Board of Directors has expressed its approval of the TOB at its meeting held on October 11, 2006.

Hitachi’s aim is to develop its business further by leveraging Clarion’s strengths under the umbrella of the Hitachi Group. Clarion has established strengths in the planning and development of in-vehicle entertainment systems such as audio-visual and navigation systems and devices, as well as in marketing capabilities that have been applied in the aftermarket and with automakers around the world, including Japan.

Subject to Clarion becoming a subsidiary of Hitachi following the closing of this TOB, Xanavi Informatics Corporation (Xanavi), a wholly owned subsidiary of Hitachi, is scheduled to be made a wholly owned subsidiary of Clarion. Hitachi believes that, by promoting system development based on an integrated approach by Clarion and Xanavi, it can strengthen the basis of the Hitachi Group’s Car Information Systems (CIS) business in platform software for products, in the development of technologies for the future, and a stronger total supply chain from the procurement of materials through production, sales and services.

1. Purpose of TOB

In December 2000, Hitachi and Clarion established a joint venture company, HCX Corporation (HCX), to develop CIS. Subsequently, in December 2004, Hitachi purchased Clarion shares to become Clarion’s largest shareholder. Then in April 2005, the two companies entered into an agreement to comprehensively strengthen cooperation in the CIS field. Based on this agreement, Hitachi and Clarion have been cooperating in technological development and materials procurement for navigation systems and other products and systems.

Hitachi is channeling resources into its automotive systems business, which includes CIS, to strengthen it as one of the core businesses of the Hitachi Group. Amid the ongoing technological race in the auto industry to develop next-generation vehicles that fuse the four essential automobile functions—driving, steering, braking and communicating—growth of CIS centered on navigation systems is seen by Hitachi as a vital element for development of the automotive systems business. Hitachi believes that it is necessary to strengthen the businesses relating to CIS, which will be a key component of the “communications” function of next-generation automobiles.

Hitachi has decided to conduct a TOB for Clarion shares to make it a member of the Hitachi Group with the view to further developing the CIS business by reinforcing ties with Clarion. This will be achieved by making even greater use of Clarion’s planning and development capabilities for in-vehicle entertainment systems such as audio-visual and navigation systems and devices, as well as its marketing capabilities that have been applied in the aftermarket and with automakers around the world, including Japan.

After this TOB, subject to Clarion becoming a subsidiary of Hitachi, Xanavi will be made a wholly owned subsidiary of Clarion. Hitachi believes that by promoting system development based on an integrated approach by Clarion and Xanavi, it can strengthen the basis of the Hitachi Group’s CIS business in platform software for products, in the development of technologies for the future and a stronger total supply chain from the procurement of materials through production, sales and services.

Through these reorganization moves, Hitachi, Clarion, Xanavi and HCX will work toward integrating their business plans and operating systems to accelerate management and ensure the effective utilization of resources. In fiscal 2005, Xanavi and Clarion reported net sales of 44.4 billion yen and 184.1 billion yen, respectively. In fiscal 2010, the Hitachi Group’s CIS business is targeting net sales of 290.0 billion yen on a consolidated basis. Based on the basic agreement signed between Hitachi and Clarion today, Hitachi, Clarion and Xanavi will look into deepening cooperation and capturing even greater synergies in their operations in future business plans.

Clarion’s shares are currently listed on the first sections of the Tokyo Stock Exchange (TSE) and Osaka Securities Exchange (OSE). However, because no upper limit has been set on the number of shares to be purchased, it is possible that Clarion will fall within the delisting standards of the TSE and OSE following execution of the TOB. Nevertheless, as there is no intention to delist Clarion’s shares through the TOB, the two companies plan to discuss separately what action to take in order to maintain listing of Clarion shares should this situation arise. Notwithstanding these efforts, if a delisting of Clarion’s shares becomes unavoidable, Hitachi and Clarion will discuss necessary measures to protect the interests of Clarion’s minority shareholders.

2. Overview of TOB

(1) Overview of subject company

1) Name	Clarion Co., Ltd.

2) Main businesses	Manufacture and sales of car audio systems, car navigation systems, in-vehicle computing systems, imaging equipment, bus systems and communications products, etc.

3) Established	December 18, 1940

4) Head office	5-35-2, Hakusan, Bunkyo-ku, Tokyo

5) President	Tatsuhiko Izumi

6) Paid-in capital	26,100 million yen

7) Shareholders (as of March 31, 2006)

	Hitachi, Ltd.	14.40%

	The Master Trust Bank of Japan, Ltd.	4.01%

	Japan Securities Finance Co., Ltd.	3.40%

	Japan Trustee Services Bank, Ltd.	2.93%

	Trust & Custody Services Bank, Ltd.	2.03%

8) Relationships with Hitachi, Ltd.

Capital	Hitachi owns 14.40% of Clarion’s issued shares.

Human Resources	1 Hitachi employee serves as a director of Clarion.

Transactions	Hitachi sells components for car navigation systems, etc., to Clarion.

(2) Class of stock to be purchased	Common stock of Clarion

(3) TOB period

The TOB is scheduled to begin on October 25, 2006 (JST). The last day of the TOB period will be disclosed as soon as the decision is made.

However, the TOB may be withdrawn due to Clarion’s financial condition or conditions in the economic environment or share market, or if there is a material change in other conditions that serve as the basis for the calculation.

(4) Planned purchase price	230 yen per share

(5) Basis for calculating planned purchase price

The planned purchase price of 230 yen per share offered by Hitachi was determined by comprehensively taking into consideration the market price of Clarion common stock, Clarion’s financial condition, future earnings prospects and a third-party evaluation of the estimated value of Clarion stock conducted by Nomura Securities Co., Ltd., and includes a premium of approximately 33% over the average share price of Clarion common stock traded on the First Section of the TSE for the three month period immediately preceding October 10, 2006 (JST).

However, the above planned purchase price may be revised due to Clarion’s financial position or conditions in the economic environment or share market, or if there is a material change in other conditions that serve as the basis for the calculation.

(6) Number of shares to be purchased	100,666,000 shares

(Note 1)	Hitachi will purchase all tendered shares even if the total tendered shares exceed the planned number to be purchased.

(Note 2)	Hitachi will purchase all tendered shares even if the total tendered shares fall short of the planned number to be purchased.

(7) Change in Hitachi’s shareholding due to TOB

Pre-TOB shareholding	40,707,000 shares (Shareholding: 14.40%)

Post-TOB shareholding	141,373,000 shares (Shareholding: 50.0003%)

(Note 1)	The post-TOB shareholding represents the number of shares if the planned number of shares is purchased.

(Note 2)	Because Hitachi intends to purchase all tendered shares even if the total tendered shares exceed the planned number to be purchased, the maximum post-TOB shareholding may be 100.00%.

(Note 3)	Hitachi will purchase all tendered shares even if the total tendered shares fall short of the planned number to be purchased.

(Note 4)	The calculation of shareholding is based on Clarion’s total number of issued shares, 282,744,185 shares, as of March 31, 2006.

(8) Notification date for start of TOB	October 25, 2006 (planned, JST)

(9) TOB agent	Nomura Securities Co., Ltd.

(10) Funds required for TOB	Approx. 23,153 million yen

(Note)	This represents the estimated amount required if Hitachi purchased the planned number of shares (100,666,000shares) at the planned purchase price of 230 yen. Because Hitachi intends to purchase all tendered shares even if the total tendered shares exceed the planned number to be purchased, the maximum funds required could be approximately 55,669 million yen.

3. Agreement with Target Company Regarding TOB

The Board of Directors of Clarion has expressed its approval of the TOB.

4. Outlook

Clarion is expected to become a consolidated subsidiary of Hitachi due to this TOB. After the completion of the TOB, Hitachi will, if necessary, make a further announcement regarding the impact of the TOB on its operating results as soon as the information becomes available.

Hitachi also plans to determine the method for making Xanavi a wholly owned subsidiary of Clarion after, and based on the outcome of, the TOB.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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FOR IMMEDIATE RELEASE

Hitachi to Post Extraordinary Items on Unconsolidated Basis

for the First Half of Fiscal 2006

TOKYO, Japan, October 12, 2006 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced that it plans to post certain extraordinary items on an unconsolidated basis for the first half of fiscal 2006, ended September 30, 2006.

Hitachi plans to post extraordinary gains of approximately 17.8 billion yen from the sale of investments in securities as a part of the Company’s asset management policy.

Hitachi will post an extraordinary loss of approximately 64.8 billion yen in restructuring charges as an allowance for doubtful receivables relating to an advance to subsidiary experiencing a downturn in business performance.

Also, Hitachi will post an extraordinary loss of approximately 12.5 billion yen in impairment losses on certain subsidiary and affiliated company shares and investments.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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